NewAlliance Bancshares

Morgan Stanley
U.S. Financials Conference

February 3, 2010

Disclaimer & Forward-Looking Statements

Statements in this document and presented orally at the conference, if any, concerning future results, performance, expectations or intentions are forward-looking statements. Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties and other factors, including those identified from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications. Actual results also may differ based on the Company's ability to successfully maintain and integrate customers from acquisitions.

The Company intends any forward-looking statements to be covered by the Litigation Reform Act of 1995 and is including this statement for purposes of said safe harbor provisions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date as of which such statements are made.

The Company's capital strategy includes deployment of excess capital through acquisitions. The Company's results reported above reflect the impact of acquisitions completed within the periods reported. Past and future acquisitions are expected to continue to impact the Company's results in future periods.

Discussion Topics

- *Company Profile and Business Priorities*
- *2009 Highlights*
- *Financial Performance*
- *2010 Outlook*

Company Profile 12/31/09

Preeminent New England bank franchise with strong capital levels and poised for growth

Market Capitalization	$1.27 B
Assets	$8.43 B
Loans	$4.76 B
Deposits	$5.02 B
Branches	87
ATMs	104
Employees (FTE)	1,069

The NewAlliance Franchise



Boston
New York City

- 3rd largest bank headquartered in Connecticut
- 4th largest bank in New England

Executive Management Team

Name	Title	Years in Industry	Prior Experience
Peyton R. Patterson	Chairman, President & Chief Executive Officer NewAlliance Bancshares	27	Dime Bancorp (NY) Chemical Bank/Chase Manhattan (NY) CoreStates Financial Corp. (PA)
Glenn I. MacInnes	Executive Vice President & Chief Financial Officer	26	Citigroup, Inc (NY) First Union/First Fidelity Bank (NJ) United Jersey Bank/Mid-State (NJ)
C. Gene Kirby	President, NewAlliance Bank	24	SunTrust Bank (GA)
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	30	Dime Bancorp (NY)
Donald T. Chaffee	Executive Vice President & Chief Credit Officer	37	Dime Bancorp (NY) Chase Manhattan Bank (NY)
Mark Gibson	Executive Vice President & Chief Marketing Officer	25	BBVA/Compass Bank (AL) Coopers & Lybrand (NY)
Koon-Ping Chan	Executive Vice President & Chief Risk Officer	31	Dime Bancorp (NY) Chase Manhattan Bank (NY)

Fourth Quarter Highlights (2008 vs. 2009)

- ***Net income of $12.1 million, up 25.7%***
- ***Record revenue growth***
  - Increased 11.1%
  - NIM expanded 23 bps to 2.82% -- highest in 3 years
  - Core fee income up 5%
- ***Strong balance sheet growth***
  - Record deposits of $5.02 billion, up 13%
  - Core deposits increased 32.5%
  - Loan originations up 56%
  - Record organic mortgage originations -- over $1.0 billion

2009 Highlights

✓ Record Deposit Market Share Growth	⬆	Up 12.5%
✓ Increased EPS by 2 ¢ to 47 ¢ (up 4%)	⬆	Up 9%, excluding special FDIC insurance charge
✓ Overall Revenue Improvement	⬆	Up 7%
✓ Flat expenses	⬌	Exclusive of FDIC and retirement expense
✓ Continued strong credit discipline	⬆	Provision and NCO's declined in 4th quarter to year low
✓ Robust capital levels -- 11.08% TCE -- 19.92% Tier 1 risk based capital ratio	⬆	Poised to grow

NewAlliance Bancshares

Financial Performance

Strong Business Momentum

Revenue



60,109
62,256
65,218
68,211
66,769
12,306
14,263
15,291
16,449
13,243
47,803
47,993
49,927
51,762
53,526
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$ In Thousands
12/08
03/09
06/09
09/09
12/09
Net Interest Income before Provision
Non Interest Income



206.2
246.0
262.5
31,165
55,896
59,246
175,037
190,116
203,207
300,000
250,000
200,000
150,000
100,000
50,000
0
$ In Thousands
2007
2008
2009
Net Interest Income before Provision
Non Interest Income

Quarterly Trend

- Net interest income before provision + 3.4% linked quarter
- Net interest income before provision + 12.0% vs prior year
- Core non-interest income + 5% vs prior year
- Core non-interest income - 5% vs. linked quarter due to lower Investment/Trust fees

Full Year

- 7% improvement in total revenue
- Net interest income + 7%
- Non-interest income + 6%

Non-interest Expense


$ In Thousands
47,000
45,000
43,000
41,000
39,000
37,000
35,000
42,242
45,185
Retirement Related Expenses
Pension True-up
New Line of Business (ABL)
Maintenance Contracts (Snow)
Other
3Q09
4Q09

Quarterly Trend

- Linked quarter expense increase reflects:
  - One time retirement related expense $1.5MM
  - Pension true-up $0.6MM
  - Launch of ABL $0.4MM
  - Seasonal expenditures $0.3MM


$ In Thousai
190,000
180,000
170,000
160,000
150,000
140,000
130,000
120,000
166,569
172,214
Special Assessment
Rates
FDI(
Outside Services
New Line of Business (ABL)
Expense Control
Amortizat
2008
2009

Full Year

- Excluding $9.8MM in FDIC costs, total non-interest expenses were down $4.1MM, or 2%

2009 Deposit Growth



13% Increase
$ In Millions
6,000
5,000
4,000
3,000
2,000
1,000
0
4,448
4,662
4,863
4,974
5,024
495
369
347
1,463
1,774
494
360
477
1,652
1,679
524
390
521
1,913
1,515
528
368
696
1,842
1,540
534
400
791
1,818
1,481
12/08
03/09
06/09
09/09
12/09
Non-Interest Checking
Checking with Interest
Money Market
Savings
Time

Record Deposit Growth

- Total deposits over $5 billion.
- Deposits up 13% vs prior year
- Core deposits up 32% to $3.5 billion
- Loan to deposit ratio improved to 95%

NewAlliance Bancshares

Interest Expense Drivers

*Cost of Deposits **

Down 92 Basis Points



2.50%
2.30%
2.10%
1.90%
1.70%
1.50%
1.30%
1.10%
0.90%
0.70%
2.24%
1.97%
1.70%
1.47%
1.32%
12/08
03/09
06/09
09/09
12/09

*Cost of Borrowing **

Down 28 Basis Points



5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
4.24%
4.05%
4.04%
4.01%
3.96%
12/08
03/09
06/09
09/09
12/09

Cost of Deposits

- Continue to reduce cost of deposits
- Down 92 basis points from end of year 2008
- Down 15 basis points from linked quarter

Cost of Borrowing

- Down 28 basis points from end of year 2009
- Down 5 basis points from linked quarter
- Continue to pay down higher rate FHLBB

* Rates represent month averages

Continued Expansion of NIM



Net Interest Margin
+23 bps
2.90%
2.70%
2.50%
2.30%
2.10%
1.90%
1.70%
1.50%
2.59%
2.58%
2.63%
2.71%
2.82%
12/08
03/09
06/09
09/09
12/09

Consecutive NIM Expansion

- 23 basis point expansion vs. prior year quarter
- 11 basis point expansion over linked quarter

Loan Originations / Portfolio

Quarterly Trend



217
396
404
359
338
500
400
300
200
100
0
$ In Millions
85
37
39
56
288
29
66
292
30
72
226
34
59
40
237
39
35
27
12/08
03/09
06/09
09/09
12/09
Consumer
CRE
C&I
Residential

4th Quarter Originations

- Loan originations totaled $338M for the quarter
- Up 56% vs. prior year quarter
- Linked quarter down due to seasonality

Full Year



1,272
1,497
1500
1000
500
0
$ In Millions
652
161
145
314
1046
130
116
205
2008
2009
Consumer
CRE
C&I
Residential

Organic originations outpace 2008

- Loan originations totaled $1.5 B for the year
- Up 15% vs. prior year
- 1 billion originated in residential loans

NewAlliance Bancshares

Loan Balances



4,963
4,933
4,851
4,806
4,762
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$ In Millions
459
1,221
737
2,546
442
1,218
740
2,533
436
1,196
738
2,481
423
1,223
735
2,425
411
1,233
721
2,397
12/08
03/09
06/09
09/09
12/09
Residential
Consumer
CRE
C&I

- Lower outstanding vs. prior year primarily attributable to run-off in purchased residential portfolio - $205MM
- Continued growth in commercial real estate portfolio

NewAlliance Bancshares

Aggressively Managed Credit Quality

Credit Quality Trends - NAL vs. Peers

Peer Delinquency Rates (30 day +) September 30, 2009*



All National 7.13%
All CT 3.30%
All MA 2.29%
NewAlliance 1.54%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
03/31/03
06/30/03
09/30/03
12/31/03
03/31/04
06/30/04
09/30/04
12/31/04
03/31/05
06/30/05
09/30/05
12/31/05
03/31/06
06/30/06
09/30/06
12/31/06
03/31/07
06/30/07
09/30/07
12/31/07
03/31/08
06/30/08
09/30/08
12/31/08
03/31/09
06/30/09
09/30/09

Credit Quality

- Total delinquencies – 1.54%(at 12/31/09)
- Delinquencies continue to track well below the state and national average

NPL's/Total Loans



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.77%
1.02%
1.13%
1.02%
1.06%
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09

Non-Performing Loans

- Slight increase of 4 bps linked quarter
- Provision of $3.5 million for quarter
- Reserve of $52.5 million (12/31/09)

NewAlliance Bancshares

Total Loan Portfolio

December 31, 2009

($ In Millions)	Dec. 31, 2009 Balance
Residential Mortgages	2,397
Commercial Real Estate	1,101
Consumer Loans	721
C & I	409
Commercial Construction	103
Residential Development	29
Asset Based Lending	2
Total Loans	**4,763**



9%
2%
1%
15%
50%
23%
Residential Mortgages
Commercial Real Estate
Consumer Loans
C & I
Commercial Construction
Residential Development
Asset Based Lending

Residential / Home Equity Portfolio

December 31, 2009

Residential Mortgage Portfolio $2.4 billion


89%
6%
2%
2%
1%
Owner-Single-Family
Owner-Condo
Owner-Multi-Family
Non-Owner-Occupied
Second-Home

Percent of total loans:	*50%*
Total delinquencies	1.96%
Net credit losses	0.15%
Updated FICO	748
Updated LTV	59%

Home Equity Portfolio $706 million


48%
52%
HELOAN
HELOC

Percent of total loans:	*15%*
Total delinquencies	0.69%
Net credit losses	0.06%
Updated FICO	748
Updated CLTV	65%
Line utilization	49%

Total CRE Portfolio

December 31, 2009

Total CRE Portfolio **$1.2 billion**

Percent of total loans 26%



90%
8%
2%
Permanent CRE
Construction to Permanent
Residential Development

Permanent CRE Portfolio **$1.1 billion**



15%
13%
12%
8%
11%
24%
17%
Retail
Office
Industrial / Warehouse
Mixed Use
Apartments
Medical
All Others

- Total delinquencies 0.66%
- Non-performing loans 0.56%
- Net credit losses 0.25%

NewAlliance Bancshares

C&I Portfolio

December 31, 2009

Total C&I Portfolio $411 Million



4%
1%
3%
1%
59%
33%
C & I Term
SBA
CML Leases
Gov't Guar.Certif.
Cash Reserve Loans
Revolving

Percent of total loans	*9%*
Total delinquencies	**2.35%**
Net credit losses	**.87%**

CML By NAICS Code

	%		%		%
Manufacturing	17%	Condominium Associations	7%	Finance & Insurance	3%
Construction	13%	Professional, Scientific & Technical Srvcs	7%	Educational Services	2%
Wholesale Trade	8%	Health Care & Social Assistance	6%	Administrative, Support & Waste Mgmt	2%
Retail Trade	8%	Transportation & Warehouse	3%	Accommodation & Food Services	2%
Real Estate, rental & Leasing	8%	Arts, Entertainment & Recreation	3%	Other Services	10%

Residential Development Portfolio Snapshot

December 31, 2009

Total portfolio:	**$29.3 million**
Percent of total loans:	0.62%

Total delinquencies	8.41%
Net credit losses	0.64%
Total condo portfolio	$11.5 million
Total NPLs for condo portfolio	$1.9 million



5%
3%
30%
11%
16%
35%
SINGLE FAMILY RESIDENTIAL
RESIDENTIAL SUBDIVISION
LAND
CONDO NON AGE RESTRICTED
CONDO AGE RESTRICTED
ALL OTHERS

NewAlliance Bancshares

Quarterly Net Charge-offs by Category

December 31, 2009

($'s in thousands)	Portfolio size	Q4 2009 Net Charge-offs	Q4 2009 %	Q3 2009 %	Q4 2008 %
Residential Mortgages	2,396,303	883	0.15	0.16	0.07
Consumer Loans	721,281	213	0.12	0.25	0.12
C&I	409,149	890	0.87	2.78	0.51
ABL	2,062	-	-	-	-
Commercial Real Estate (Permanent)	1,100,882	691	0.25	(0.05)	-
Commercial Construction	103,117	-	-	-	-
Residential Development	29,251	47	0.64	11.80	14.95
Total	**4,762,045**	**2,724**	**0.23**	**0.43**	**0.25**

Investment Portfolio

December 31, 2009

Total Fixed Income Portfolio: $2.62 billion

Trust Preferred

- Book: $48.75 mm
- Market: $33.30 mm

Private MBS

- Book: $23.87 mm
- Market: $20.86 mm



93.85%
4.04%
0.37%
0.29%
0.52%
0.77%
0.16%
Treasury/Agency
AAA
AA
A
Less than A
Split Ratings
Not Rated

NewAlliance Bancshares

Robust Capital

Tier 1 Risk Based Ratio


24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
18.71%
18.88%
19.43%
19.90%
19.92%
12/08
3/09
6/09
09/09
12/09

Tangible Capital Equity Ratio


12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
10.48%
10.41%
10.49%
10.82%
11.08%
12/08
3/09
6/09
09/09
12/09

Robust Capital Levels

- No participation in TARP
- Excellent ratios
- $2.6 billion investment portfolio

Poised to Grow

- Expanded lines of business to include Asset Based Lending
- Filed a shelf registration 10/27/09
- Focused M&A strategy

NewAlliance Bancshares

GAP Report

	Dec-09		< 3 Months		3 - 12 Months		< 1 Year Gap	
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
Assets:								
Cash and Due From Banks	96,927	-	-	-	-	-	-	-
Short Term Investments	85,050	0.61	85,050	0.61	-	-	85,050	0.61
Long Term Investments	2,654,391	4.06	410,095	2.73	640,184	4.37	1,050,279	3.73
Total Investments:	**2,739,441**	**3.96**	**495,145**	**2.36**	**640,184**	**4.37**	**1,135,329**	**3.50**
Loans - Adjustable and Variable	3,063,601	5.12	826,961	4.23	565,495	5.28	1,392,455	4.65
Loans - Fixed	1,659,163	5.75	124,620	5.73	337,544	5.72	462,164	5.72
Total Loans:	**4,722,764**	**5.35**	**951,580**	**4.43**	**903,039**	**5.44**	**1,854,619**	**4.92**
Nonaccrual Loans	51,172	-	-	-	-	-	-	-
Other Assets	821,755	-	-	-	-	-	-	-
Total Assets	**8,432,059**	**4.28**	**1,446,725**	**3.72**	**1,543,223**	**5.00**	**2,989,948**	**4.38**
Liabilities:								
Certificates of Deposit	1,481,445	2.52	535,340	2.78	544,079	1.93	1,079,419	2.35
Core Accounts	3,560,166	0.77	121,510	0.96	952,950	0.96	1,074,460	0.96
Total Deposits:	**5,041,611**	**1.29**	**656,849**	**2.45**	**1,497,030**	**1.31**	**2,153,879**	**1.66**
Borrowed Money	1,889,928	4.05	266,415	3.26	478,190	4.18	744,605	3.85
Other Liabilities	65,567	-	-	-	-	-	-	-
Total Liabilities	**6,997,106**	**2.02**	**923,264**	**2.68**	**1,975,219**	**2.01**	**2,898,484**	**2.22**
Capital:	1,434,953	-	-	-	-	-	-	-
Total Liabilities & Equity	**8,432,059**	**1.68**	**923,264**	**2.68**	**1,975,219**	**2.01**	**2,898,484**	**2.22**
Total Rate Sensitive Assets:	7,396,836	4.88	1,446,725	3.72	1,543,223	5.00	2,989,948	4.38
Total Rate Sensitive Liabilities:	6,379,789	2.22	923,264	2.68	1,975,219	2.01	2,898,484	2.22
Cumulative RSA/RSL:			1.57		1.03		1.03	
Period Gap:			523,460		(431,996)			
Cumulative Gap:			523,460		91,464		91,464	
Cumulative Gap/Total Assets:			**6.21%**		**1.08%**		**1.08%**	

NewAlliance Bancshares

NewAlliance Bancshares

2010 Outlook

Accomplishments

2009 characterized by healthy organic growth with an eye to future expansion

- Robust growth in core deposits and market share
- Significant reduction in deposit costs
- Material expansion of loan originations
- Flat expenses while funding investments in management team and Asset Based Lending
- Superior credit quality
- Strong revenue and earnings growth

2010 Outlook

NewAlliance is well poised to grow revenue and earnings

- Customer and core deposit growth
- NIM expansion
- Diversified loan growth
- Moderate core fee income growth
- Expense control with targeted investments
- Cautious optimism regarding credit quality

NewAlliance Bancshares